UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

MedAssets, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

584045 108

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

CUSIP No. 584045 108

1	Names of Reporting Persons Parthenon Capital, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 109,846 (See Item 4)*

	6	Shared Voting Power - 0 -

	7	Sole Dispositive Power 109,846 (See Item 4)*

	8	Shared Dispositive Power - 0 -

9	Aggregate Amount Beneficially Owned by Each Reporting Person 109,846 (See Item 4)*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.2%

12	Type of Reporting Person (See Instructions) OO

*              The number of shares reported includes shares held directly by PCIP Investors.

CUSIP No. 584045 108

1	Names of Reporting Persons Parthenon Investors, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 5,071,611 (See Item 4)*

	6	Shared Voting Power - 0 -

	7	Sole Dispositive Power 5,071,611 (See Item 4)*

	8	Shared Dispositive Power - 0 -

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,071,611 (See Item 4)*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.0%

12	Type of Reporting Person (See Instructions) PN

*              The number of shares held directly by Parthenon Investors, L.P. is also reflected on the page for John C. Rutherford.

CUSIP No. 584045 108

1	Names of Reporting Persons PCIP Investors

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 109,846 (See Item 4)*

	6	Shared Voting Power - 0 -

	7	Sole Dispositive Power 109,846 (See Item 4)*

	8	Shared Dispositive Power - 0 -

9	Aggregate Amount Beneficially Owned by Each Reporting Person 109,846 (See Item 4)*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.2%

12	Type of Reporting Person (See Instructions) PN

*              The number of shares held directly by PCIP Investors is also reflected on the pages for Parthenon Capital, LLC and John C. Rutherford.

CUSIP No. 584045 108

1	Names of Reporting Persons John C. Rutherford

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 5,448,979 (See Item 4)*

	6	Shared Voting Power - 0 -

	7	Sole Dispositive Power 5,448,979 (See Item 4)*

	8	Shared Dispositive Power - 0 -

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,448,979 (See Item 4)*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.6%

12	Type of Reporting Person (See Instructions) IN

*              The number of shares reported includes 5,071,611 shares held directly by Parthenon Investors, L.P., 218,665 shares held directly by Parthenon Capital, Inc., 109,846 shares held directly by PCIP Investors and 48,857 shares and options to purchase shares, that are currently exercisable or exercisable within the next 60 days, held directly by Mr. Rutherford.

CUSIP No. 584045 108

Item 1(a).	Name of Issuer:
MedAssets, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
100 North Point Center East Alpharetta, GA 30022

Item 2(a).	Name of Person Filing:

This Amendment No. 2 to Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

(1)           Parthenon Capital, LLC (“Parthenon”);

(2)           Parthenon Investors, L.P. (“PILP”);

(3)           PCIP Investors (“PCIP”); and

(4)           John C. Rutherford;

each of which is referred to as a “Reporting Person,” or collectively, the “Reporting Persons.”  See Item 4 for further information.  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment No. 2 to Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Amendment No. 2 to Schedule 13G.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
The address of the principal business office of each of the Reporting Persons is 265 Franklin Street, 18th Floor, Boston, MA 02110.
Item 2(c).	Citizenship:

Parthenon is a limited liability company organized under the laws of the State of Delaware; each of PILP and PCIP is a limited partnership organized under the laws of the State of Delaware; and Mr. Rutherford is a citizen of New Zealand.

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share (the “Common Stock”).

CUSIP No. 584045 108

Item 2(e).		CUSIP Number:
584045 108

Item 3.	If this statement is filed pursuant §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership:

All ownership percentages of the securities reported herein are based upon 56,576,644 shares of Common Stock outstanding, as disclosed in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2009 filed by the Issuer with the Securities and Exchange Commission on November 19, 2009.

The ownership of each of the Reporting Persons is presented below:

(a)

Amount beneficially owned:

See Item 9 of each cover page.

PILP is the direct owner of 5,071,611 shares of the Common Stock of the Issuer.  The shares of Common Stock owned by PILP may be deemed to be beneficially owned by Mr. Rutherford, who is the managing member of Parthenon Investment Partners, LLC, the managing member of Parthenon Investment Advisors, LLC, the general partner of PILP.

PCIP is the direct owner of 109,846 shares of the Common Stock of the Issuer.  The shares of Common Stock owned by PCIP may be deemed to be beneficially owned by John C. Rutherford

CUSIP No. 584045 108

and Parthenon.  Mr. Rutherford is the managing member of Parthenon, the managing partner of PCIP.

Parthenon Capital, Inc., a Delaware corporation controlled by Mr. Rutherford and Earnest Jacquet, is the direct owner of 218,665 shares (or 0.4%) of the Common Stock of the Issuer.  Parthenon Capital, Inc. is the management company for PILP, but disclaims any beneficial ownership of the shares owned directly by PILP.

Because of the relationships described above, Mr. Rutherford may be deemed to be the beneficial owner of shares directly owned by him, PILP, PCIP and Parthenon Capital Inc., or 5,448,979 shares of Common Stock in the aggregate.

Each person named above disclaims beneficial ownership of any shares not directly owned by such person.

(b) Percent of class: See Item 11 of each cover page. See also Item 4(a).
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote: See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
See response to Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable.

Item 8.	Identification and Classification of Members of the Group:
Not Applicable.

Item 9.	Notice of Dissolution of Group:
Not Applicable.

Item 10.	Certification:
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 19, 2010

PARTHENON CAPITAL , LLC

By:	/s/ John C. Rutherford
Its:	Managing Member

PARTHENON INVESTORS, L.P.

By:	Parthenon Investment Advisors, LLC
Its:	General Partner

By:	Parthenon Investment Partners, LLC
Its:	Managing Member

By:	/s/ John C. Rutherford
Its:	Managing Member

PCIP INVESTORS

By:	Parthenon Capital, LLC
Its:	Managing Partner

By:	/s/ John C. Rutherford
Its:	Managing Member

/s/ John C. Rutherford

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)            Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)           Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 19, 2010

PARTHENON CAPITAL , LLC

By:	/s/ John C. Rutherford
Its:	Managing Member

PARTHENON INVESTORS, L.P.

By:	Parthenon Investment Advisors, LLC
Its:	General Partner

By:	Parthenon Investment Partners, LLC
Its:	Managing Member

By:	/s/ John C. Rutherford
Its:	Managing Member

PCIP INVESTORS

By:	Parthenon Capital, LLC
Its:	Managing Partner

By:	/s/ John C. Rutherford
Its:	Managing Member

/s/ John C. Rutherford